Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230
MATERIAL FACT
ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that its Board of Directors has approved, at the meeting held on this date, the payment of interest on capital, in the amount of R$0.306500 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.260525 per share, except for the corporate stockholders able to prove that they are immune or exempt from such withholding. Such payment will be made on August 30, 2022, based on the final stockholding position recorded on August 18, 2022, with their shares traded ex-rights starting August 19, 2022.
For further information, please visit www.itau-unibanco.com.br/investor-relations, as follows: investor services > contact IR > IR services.
São Paulo (SP), August 8, 2022.
RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence
Note: The amounts paid per share as interest on capital are the same for common shares (ITUB3) and preferred shares (ITUB4).